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_________________________________________

STUART M. STRAUSS
stuart.strauss@dechert.com
+1 212 698 3529  Direct
+1 212 698 0453 Fax

December 20, 2018

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: James O’Connor, Division of Investment Management

Re:	The Saratoga Advantage Trust

(File No. 033-79708; 811-08542)

Dear Mr. O’Connor:

Thank you for your telephonic comments regarding Post-Effective Amendment No. 125 to The Saratoga Advantage Trust’s (the “Trust” or the “Registrant”) registration statement on Form N-1A, relating to one of the Trust’s portfolios, the James Alpha Macro Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on October 29, 2018. The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments with respect to the Portfolio and provide responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a Post-Effective Amendment to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR (the “Amendment”).

General Comments

Comment 1.	Please provide the staff with a completed fee table and example, and also provide other information such as updated financial information that is missing throughout the prospectus, at least one week before effectiveness of the registration statement.

Response 1. The disclosure has been revised accordingly. A completed fee table and example for the Portfolio is provided as Appendix A.

Prospectus

Comment 2.	Footnote 3 of the Portfolio’s “Fees and Expenses of the Portfolio” table notes that the Manager may seek reimbursement for fees it waived and Portfolio expenses it paid within three years of the end of the fiscal year in which such fees were waived or expenses paid. The Staff’s position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. The three-year period for recoupment is based on the assumption that anything longer than three years would make recoupment more probable than not, which would result in the fund booking a liability for the waived amount in accordance with GAAP rules (consistent with ASC 450). If the recoupment period is three years after the fiscal year end during which the fees have been waived or reimbursed, the recoupment period will exceed three years (and may be closer to four years).

Response 2. The Trust believes that the disclosure in the fee waiver footnote to the fee table is responsive to the requirements of Instruction 3(e) of Item 3 of Form N-1A. The Trust supplementally confirms that any recapture of expenses pursuant to the fee waiver agreement will be in accordance with the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Comment 3.	In the “Principal Investment Strategies” section, please also describe the maturity parameters, or state that there are none, of the Portfolio’s fixed income investments.

Response 3. The disclosure has been revised to state that there are no maturity parameters with respect to the Portfolio’s fixed income investments.

Comment 4.	The investment advisory agreement between the Subsidiary and its investment adviser is a material contract. Please confirm that it is included as an exhibit to the registration statement.

Response 4. The Trust confirms that the investment advisory agreement between the Subsidiary and its adviser is incorporated by reference as Exhibit (d)(35) to the registration statement.

Comment 5.	Please confirm that the Subsidiary complies with provisions relating to affiliated transactions and custody under Section 17 of the Investment Company Act.

Response 5. The Trust notes that under the “Principal Investment Strategies” section of the prospectus, there is disclosure stating that the Subsidiary “will follow substantially the same compliance policies and procedures as the Portfolio, to the extent they are applicable,” which includes policies and procedures under the 1940 Act relating to affiliated transactions.

Comment 6.	Please identify the custodian of the Subsidiary.

Response 6. The Bank of New York Mellon serves as the custodian of both the Portfolio and the Subsidiary. The Trust notes that the Subsidiary’s custodian is disclosed in “Additional Information – Custodian” section of the statement of additional information.

Comment 7.	Please confirm that the principal investment strategies and principal risk disclosures of the Portfolio reflect the aggregate operations of the Portfolio and the Subsidiary.

Response 7. The Trust confirms that the principal investment strategies and principal risk disclosures of the Portfolio reflect the aggregate operations of the Portfolio and the Subsidiary.

Comment 8.	Please confirm that the financial statements of the Subsidiary will be consolidated with those of the Portfolio.

Response 8. The Trust confirms that the financial statements of the Subsidiary will be consolidated with those of the Portfolio, as noted in Item 29 of the registration statement.

Comment 9.	Please confirm that the Subsidiary and its board of directors have designated an agent for service of process in the United States.

Response 9. The Trust confirms that the Subsidiary and its board of directors have designated an agent for service of process in the United States.

Comment 10.	Please confirm that the Subsidiary and its board of directors have agreed to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response 10. The Trust confirms that the Subsidiary and its board of directors have agreed to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Comment 11.	As you note in the “Principal Investment Risks—Tax Risk” section, the Treasury and IRS have recently published proposed regulations (REG-123600-15) concerning corporations seeking to qualify as a “regulated investment company,” as defined in Subchapter M of the Internal Revenue Code. Specifically, the proposed regulations, if finalized, would clarify that subpart F and PFIC inclusions in income are neither “dividends” nor other qualifying income under Section 851(b) of the Internal Revenue Code in the absence of a distribution. It should be noted, however, that the preamble to the proposed regulations states that the distribution requirement is unambiguous under Section 851, notwithstanding that the IRS has previously issued private letter rulings to RICs concluding otherwise. Please revise the risk disclosure to address the risk created by the plain language of current law – that the Portfolio cannot treat any undistributed Subpart F and PFIC inclusions as qualifying income under Section 851(b) of the Internal Revenue Code.

Response 11. We respectfully acknowledge your comment. However, section 851(b)(2) provides that, in order to qualify as a RIC for U.S. federal income tax purposes, a company must, among other things, derive in each taxable year at least 90% of its gross income from certain sources (“Qualifying Income”) including dividends and “other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies” (“Other Income”). Section 851(b) provides that:

For purposes of [section 851(b)(2)], there shall be treated as dividends amounts included in gross income under section 951(a)(1)(A)(i) or 1293(a) for the taxable year to the extent that, under section 959(a)(1) or 1293(c) (as the case may be), there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.

Pursuant to this provision, income included by a RIC in its gross income under section 951(a)(1)(A)(i) or 1293(a) will be treated as a dividend that is Qualifying Income if such income is distributed to the RIC in the same taxable year in which the RIC included the income. However, a RIC is also able to have other types of Qualifying Income under Section 851(b)(2), including “Other Income”. The IRS has issued numerous private rulings in which it determined that income included by a RIC in its gross income under section 951(a)(1)(A)(i) would be Other Income (and, therefore, Qualifying Income)—whether or not distributed in the same taxable year. While these rulings may only be relied upon by the taxpayers to whom they are issued, the Trust believes they correctly interpret current law. Given the great weight of regulatory practice as well as the plain language of the Other Income provision, we believe that the proposed regulations would represent a change in current law. We also note that the Proposed Regulations, if adopted, would only apply to taxable years that begin on or after the date that is 90 days after the date of publication in the Federal Register of a Treasury decision adopting the Proposed Regulations as final regulations.

In light of the foregoing, the Trust believes that the current disclosure is accurate as drafted.

Comment 12.	In the “Performance” section, if there has been a major shift in strategy, please add a brief disclosure with the date of such strategy shift.

Response 12. We respectfully acknowledge your comment; however, the strategy employed by the Portfolio continues to be a macro strategy. Therefore, the Trust does not believe that additional disclosure is necessary.

Statement of Additional Information

Comment 13.	In the “Fund History” section, reference is made to the Manager being subject to CFTC regulation as a commodity pool operator (“CPO”) and not relying on an exclusion from the definition of CPO with respect to the Portfolio. The CFTC adopted final regulations in August 2013 (“Harmonization Regulations”) to harmonize the compliance and disclosure obligations of registered CPOs and funds that are commodity pools by creating a “substituted compliance” framework that permits registered CPOs of funds to use the SEC’s statutory and regulatory requirements applicable to funds as “substituted compliance” for substantially all of the CFTC’s Part 4 regulations. See Harmonization of Compliance Obligations for Registered Investment Companies Required to Register as Commodity Pool Operators, 78 Fed. Reg. 52308 (Aug. 22, 2013). See also 17 CFR 1.3(yy). The release specifically provides that the CFTC “has determined that, if the [fund] provides full disclosure of material information regarding the activities of its CFC through its obligations to the SEC, the CFC will not be required to separately prepare a Disclosure Document that complies with part 4 of the Commission’s regulations.” (78 Fed. Reg. 52308 (Aug. 22, 2013), at 52319). Further, in order to be eligible for “harmonization,” the Portfolio, as well as the Adviser, must fully satisfy its SEC’s disclosure requirements.

Accordingly, the Commission (CFTC) has determined that, if the RIC provides full disclosure of material information regarding the activities of its CFC through its obligations to the SEC, the CFC will not be required to separately prepare a Disclosure Document that complies with part 4 of the Commission’s regulations. Moreover, provided that the RIC consolidates the financial statements of the CFC with those of the RIC in the financial statements that are filed by the RIC with the NFA, the CFC will not be required to file separate financial statements. Id.

Please inform the Staff whether the Portfolio’s registration statement, assuming it satisfied its “SEC obligations,” is intended to establish “substituted compliance” under the Harmonization Regulations.

Response 13. The Trust confirms that the Portfolio’s registration statement is intended to establish substituted compliance.

Comment 14.	In the “Investment of the Trust’s Assets and Related Risks–Exchange-Traded Funds” section, reference is made to investing in double inverse ETFs. If investing in double inverse ETFs is a principal investment strategy of the Portfolio, please provide the appropriate additional risk disclosure in the “Principal Investment Risks—Exchange-Traded Funds (ETF) Risk” section of the Prospectus.

Response 14. The Trust confirms that investing in double inverse ETFs is not a principal investment strategy of the Portfolio.

Comment 15.	In the “Investment of the Trust’s Assets and Related Risks–Bank Loans” section, please disclose that bank loans are also referred to as leveraged loans. If the Portfolio’s investments in bank loans may include so-called “covenant light loans”, please provide the appropriate additional risk disclosure.

Response 15. The disclosure has been revised accordingly. With respect to “covenant light loans”, the Trust confirms that they are not included in the Portfolio’s investments in bank loans.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

Appendix A

Shareholder Fees	Class A	Class I	Class C
Maximum Sales Charge on Purchases of Shares (as a % of offering price)	5.75%	NONE	NONE
Sales Charge on Reinvested Dividends (as a % of offering price)	NONE	NONE	NONE
Maximum Contingent Deferred Sales Charge (as a % of offering price)	NONE	NONE	1.00%
Redemption Fee on Shares Held 30 days or Less (as a % of amount redeemed)	2.00%	2.00%	2.00%
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees of the Fund and Subsidiary	1.10%	1.10%	1.10%
Distribution and/or Service Rule 12b-1 Fees	0.25%	NONE	1.00%
Other Expenses (1)
Other Fund Expenses	1.21%	1.21%	1.21%
Interest Expense	0.05%	0.05%	0.05%
Expenses of the Subsidiary	0.00%	0.00%	0.00%
Acquired Fund Fees and Expenses (1)	0.46%	0.46%	0.46%
Total Annual Portfolio Operating Expenses (before Expense Reduction/ Reimbursement) (1)	3.07%	2.82%	3.82%
Expense Reduction/ Reimbursement	(1.06)%	(1.06)%	(1.06)%
Total Annual Portfolio Operating Expenses (after Expense Reduction/ Reimbursement) (2)	2.01%	1.76%	2.76%
(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies (except the Portfolio’s wholly owned and controlled Cayman Islands subsidiary (the “Subsidiary”). These Acquired Fund Fees and Expenses are not considered in the calculation of the expense cap (defined below). The Operating Expenses in the above fee table will not correlate to the expense ratio in the Portfolio’s financial statement (or the financial highlights in this Prospectus) because the financial statement includes only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in other investment companies (“Acquired Funds”).
(2)	Pursuant to an operating expense limitation agreement between the Manager and the Portfolio, the Manager has agreed to waive its fees and/or absorb expenses of the Portfolio to ensure that Total Annual Portfolio Operating Expenses (excluding front-end and contingent deferred sales loads, leverage, interest and tax expenses, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses) for the Portfolio do not exceed 1.50%, 1.25% and 2.25% of the Portfolio’s average net assets for Class A, Class I and Class C shares, respectively, through December 31, 2019 (each an “Expense Cap”). This operating expense limitation agreement can be terminated during its term only by, or with the consent of, the Trust’s Board of Trustees. The Manager is permitted to seek reimbursement from the Portfolio, subject to limitations, for management fees waived and Portfolio expenses it paid within three (3) years of the end of the fiscal year in which such management fees were waived or expenses paid, as long as the reimbursement does not cause the Portfolio’s operating expenses to exceed (i) the expense cap in place at the time the fees were waived or the expenses were incurred; or (ii) the current Expense Cap, whichever is less.

Example. This example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Portfolio for the time periods indicated. This example also assumes that your investment has a 5% return each year, and the Portfolio’s operating expenses remain the same and reflect the contractual expense waiver in place for the first year. Although your actual costs may be higher or lower, based on these assumptions, your costs, if you held or sold your shares, at the end of each period would be:

IF YOU SOLD YOUR SHARES

	One Year	Three Years	Five Years	Ten Years
Class A	$767	$1,375	$2,006	$3,694
Class I	$179	$774	$1,395	$3,071
Class C	$379	$1,069	$1,879	$3,986

IF YOU HELD YOUR SHARES

	One Year	Three Years	Five Years	Ten Years
Class A	$767	$1,375	$2,006	$3,694
Class I	$179	$774	$1,395	$3,071
Class C	$279	$1,069	$1,879	$3,986

The above Example reflects applicable contractual fee waiver/expense reimbursement arrangements for the duration of the arrangements only.

Shareholder Fees	Class S
Maximum Sales Charge on Purchases of Shares (as a % of offering price)	NONE
Sales Charge on Reinvested Dividends (as a % of offering price)	NONE
Maximum Contingent Deferred Sales Charge (as a % of offering price)	NONE
Redemption Fee on Shares Held 30 days or Less (as a % of amount redeemed)	2.00%

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees of the Fund and Subsidiary	1.10%
Distribution and/or Service Rule 12b-1 Fees	NONE
Other Expenses(1)
Other Fund Expenses	1.24%
Interest Expense	0.05%
Expenses of the Subsidiary	0.00%
Acquired Fund Fees and Expenses(1)	0.46%
Total Annual Portfolio Operating Expenses (before Fee Waiver and/or Expense Reduction/Reimbursement)	2.85%
Fee Waiver and/or Expense Reduction/Reimbursement	(1.10)%
Total Annual Portfolio Operating Expenses (after Fee Waiver and/or Expense Reduction/Reimbursement)(2)	1.75%
(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies (except the Portfolio’s wholly owned and controlled Cayman Islands subsidiary (the “Subsidiary”)). These Acquired Fund Fees and Expenses are not considered in the calculation of the Expense Cap (defined below). The Operating Expenses in the above fee table will not correlate to the expense ratio in the Portfolio’s financial statement (or the financial highlights in this Prospectus) because the financial statement includes only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in other investment companies (“Acquired Funds”).
(2)	Pursuant to a fee waiver and operating expense limitation agreement between the Manager and the Portfolio, the Manager has contractually agreed to waive all of the Portfolio’s management fee payable to the Manager by the Portfolio on Class S assets, and to absorb expenses of the Portfolio to ensure that Total Annual Portfolio Operating Expenses (excluding front-end and contingent deferred sales loads, interest and tax expenses, leverage, dividends and interest on short positions, brokerage commissions, expenses incurred in connection with any merger, reorganization or liquidation, extraordinary or non-routine expenses and Acquired Fund Fees and Expenses) for Class S shares do not exceed 1.25% of the Portfolio’s average net assets (the “Expense Cap”) through December 31, 2019 (the “Expense Limitation Agreement”). The Expense Limitation Agreement can be terminated during its term only by, or with the consent of, the Trust’s Board of Trustees. The Manager is permitted to seek reimbursement from the Portfolio, subject to limitations, for management fees waived (other than on Class S shares) and Portfolio expenses it paid within three (3) years of the end of the fiscal year in which such management fees were waived or expenses were paid, as long as the reimbursement does not cause the Portfolio’s operating expenses to exceed (i) the expense cap in place at the time the expenses were incurred; or (ii) the current Expense Cap, whichever is less.

Example. This example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Portfolio for the time periods indicated. This example also assumes that your investment has a 5% return each year, and the Portfolio’s operating expenses remain the same and reflect the contractual expense waiver in place for the first year. Although your actual costs may be higher or lower, based on these assumptions, your costs, if you held or sold your shares, at the end of each period would be:

	One Year	Three Years	Five Years	Ten Years
Class S	$178	$779	$1,406	$3,097

The above Example reflects applicable contractual fee waiver/expense reimbursement arrangements for the duration of the arrangements only.